[GRAPHIC OMITTED] AHOLD                                            June 19, 2007

                                                                   Press Release

AHOLD SHAREHOLDERS APPROVE SALE OF U.S. FOODSERVICE AND PROPOSED CAPITAL REPAYMENT AND REVERSE STOCK SPLIT

Amsterdam, The Netherlands, June 19, 2007 - Ahold's shareholders today approved the sale of U.S. Foodservice for $7.1 billion as well as the company's proposal to return EUR 3 billion to shareholders by way of a capital repayment and reverse stock split.

Shareholders voted at an Extraordinary General Meeting held at Ahold's Albert Heijn headquarters in Zaandam, The Netherlands. The meeting was attended by 141 shareholders, representing 861,245,065 shares.

As announced on May 2, 2007, U.S. Foodservice is being sold to a consortium of Clayton, Dubilier & Rice Fund VII, L.P. ("CD&R") and Kohlberg Kravis Roberts & Co L.P.("KKR"). Ahold also announced in May its intention to return EUR 3 billion to shareholders via a capital repayment and reverse stock split. This followed an extensive review where Ahold concluded that, within the Dutch regulatory environment, a capital repayment and reverse stock split would be the most efficient and effective way to return the money to shareholders.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to plans for a capital repayment and reverse stock split, including the expected amount of such repayment. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies including the completion of planned divestments on terms that are acceptable to Ahold, including the closing of the sale of U.S. Foodservice, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, government agencies, competitors and third parties, including any objections by creditors to the proposed capital repayment, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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